UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ______________

SCHEDULE 13D/A ______________

Under the Securities Exchange Act of 1934 (Amendment No. 18)

GRAHAM HOLDINGS COMPANY
(Name of Issuer)
Class B Common Stock $1.00 par value	939640 10 8
(Title of Class of Securities)	(CUSIP Number)

Nicole M. Maddrey, Esq.
Graham Holdings Company
1300 North 17th Street
Arlington, VA 22209
(703) 345-6300

with a copy to:

Eric Schiele, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 10, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 939640 10 8	Page 2 of 9

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Donald E. Graham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
435,664

	8	SHARED VOTING POWER
685,834

	9	SOLE DISPOSITIVE POWER
328,089

	10	SHARED DISPOSITIVE POWER
685,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,121,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.27%,
Calculated based on 5,818,417 shares of Class B Common Stock outstanding (4,869,463 shares of Class B Common Stock reported by the Company as outstanding on May 11, 2015,  plus 948,954 shares issuable upon conversion of Class A Common Stock beneficially owned by Mr. Graham, share for share, into Class B Common Stock)

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 939640 10 8	Page 3 of 9

This Report relates to the Class B Common Stock, par value $1.00 per share (the “Class B Common Stock”), of Graham Holdings Company (formerly The Washington Post Company, the “Company”).  The Report on Schedule 13D filed by Donald E. Graham and Katharine Graham dated March 4, 1977 (the “Original Report”), as amended on February 14, 1983 (“Amendment No. 1”), March 5, 1985 (“Amendment No. 2”), April 16, 1986 (“Amendment No. 3”), January 28, 1987 (“Amendment No. 4”), October 19, 1994 (“Amendment No. 5”), January 27, 1998 (“Amendment No. 6”), March 8, 2001 (“Amendment No. 7”), August 30, 2001 (“Amendment No. 8”), September 21, 2001 (“Amendment No. 9”), September 12, 2002 (“Amendment No. 10”), October 26, 2007 (“Amendment No. 11”), March 5, 2009 (“Amendment No. 12”), August 25, 2010 (“Amendment No. 13”), June 15, 2011 (“Amendment No. 14”), July 26, 2013 (“Amendment No. 15”), July 2, 2014 (“Amendment No. 16”) and March 2, 2015 (“Amendment No. 17”), is hereby amended and supplemented as set forth below.  The Original Report, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16 and Amendment No. 17 is hereinafter referred to as “Schedule 13D”.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Schedule 13D.
The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended by this Report, and incorporated by reference herein.
The amendments to the Schedule 13D are as follows:
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby deleted in its entirety and substituted by the following:
Interests of Mr. Graham:
As of June 12, 2015, Mr. Graham was the beneficial owner (as determined in accordance with Rule 13d-3(a), (c) and (d) under the Act) of 1,121,498 shares of Class B Common Stock of the Company, constituting approximately 19.27% of such shares then outstanding (as determined in accordance with the Rule 13d-3(d)(1) under the Act).  Such beneficial ownership was as set forth in paragraphs (a) through (r) below.  Except as to the extent of:  (A) his shared fiduciary voting and investment power with respect to, and partial beneficial interest in, the shares held in the trusts referred to in paragraph (e) below, (B) his shared fiduciary voting and investment power with respect to, and beneficial ownership in, the shares held in the trust referred to in paragraph (l) below, (C) his shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraphs (f), (g), (i), (k), (m), (n), (o), (p), (q) and (r) below, (D) his sole fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraph (h) below, and (E) his sole voting power, under an agreement dated as of February 25, 1977, as extended and amended as of September 13, 1985, May 15, 1996 and July 6, 2006, with respect to the shares referred to in paragraph (j) below, Mr. Graham has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraphs (e) through (r).

CUSIP No. 939640 10 8	Page 4 of 9

(a)  321,402 shares of Class A Common Stock, par value $1.00 per share (“Class A Common Stock”), of the Company (Class A Common Stock being convertible share for share into Class B Common Stock) owned by Mr. Graham, as to which he had sole voting and investment power.
(b)  3,087 shares of Class B Common Stock held in a revocable trust for the benefit of Mr. Graham.  Mr. Graham, as settlor, had sole voting and dispositive power with respect to such shares.  Mr. Graham has the right to revoke such trust at any time.
(c)  116,830 shares of Class A Common Stock, held in a trust for the benefit of Mr. Graham.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Daniel L. Mosley, the other trustee.
(d)  96,000 shares of Class A Common Stock, held in a trust for the benefit of Mr. Graham.  Mr. Graham, as a trustee, shared voting and investment power with Mr. Mosley, the other trustee.
(e)  168,000 shares of Class A Common Stock, held in trusts for the benefit of two persons (including Mr. Graham) and their descendants.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with George J. Gillespie III and Elizabeth Graham Weymouth, the other trustees.
(f)  121,600 shares of Class A Common Stock, and 3,275 shares of Class B Common Stock, held in trusts for the benefit of others.  Mr. Graham, as a trustee, shared voting and investment power with Mr. Mosley, the other trustee.
(g)  7,338 shares of Class A Common Stock, held in trust for the benefit of another.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley and Stephen M. Graham, the other trustees.
(h)  3,600 shares of Class B Common Stock held in two trusts for the benefit of others.  Mr. Graham, as trustee, had sole voting and investment power with respect to such shares.
(i)  1,800 shares of Class B Common Stock held in two trusts for the benefit of others.  Mr. Graham, as trustee, shared voting and investment power with respect to such shares with Mary Graham and Mr. Gillespie, the other trustees.
(j)  107,575 shares of Class B Common Stock owned by Berkshire Hathaway Inc. or its subsidiaries, as to which Mr. Graham had sole voting power under an agreement dated as of February 25, 1977, as extended and amended as of September 13, 1985, and as extended and amended as of May 15, 1996, and as extended and amended on July 6, 2006.
(k)  5,000 shares of Class B Common Stock held by a trust for the benefit of another.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with William W. Graham and Mr. Gillespie, the other trustees.

CUSIP No. 939640 10 8	Page 5 of 9

(l)  79,395 shares of Class A Common Stock held by a trust for the benefit of Mr. Graham.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.
(m)  7,617 shares of Class A Common Stock, and 43,363 shares of Class B Common Stock, held by trusts for the benefit of others.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley and Elizabeth Weymouth, the other trustees, for 43,363 shares of Class B Common Stock, and with Mr. Mosley and William W. Graham, the other trustees for 7,617 shares of Class A Common Stock.
(n)  5,400 shares of Class A Common Stock held in trusts for the equal benefit of two persons.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mary Graham and Mr. Gillespie, the other trustees.
(o)  1,800 shares of Class A Common Stock held in trusts for the equal benefit of two persons.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.
(p)  1,044 shares of Class B Common Stock held in trusts for the benefit of two persons.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.
(q)  23,572 shares of Class A Common Stock held in trusts for the benefit of others.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.
(r)  3,800 shares of Class B Common Stock held in trusts for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Timothy O’Shaughnessy, the other trustee.
Transactions During the Past Sixty Days:
On May 28, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 2,524 shares of Class B Common Stock on the open market for a weighted average price of $1,075.57 per share. These shares were sold in multiple transactions at prices ranging from $1,075.25 to $1,076.23, inclusive.
On May 28, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 576 shares of Class B Common Stock on the open market for a weighted average price of $1,076.61 per share. These shares were sold in multiple transactions at prices ranging from $1,076.26 to $1,076.70, inclusive.
On May 28, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 797 shares of Class B Common Stock on the open market for a weighted average price of $1,080.12 per share. These shares were sold in multiple transactions at prices ranging from $1,080.00 to $1,080.91, inclusive.

CUSIP No. 939640 10 8	Page 6 of 9

On May 28, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 500 shares of Class B Common Stock on the open market for a weighted average price of $1,081.03 per share. These shares were sold in multiple transactions at prices ranging from $1,081.01 to $1,081.07, inclusive.
On May 29, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 713 shares of Class B Common Stock on the open market for a weighted average price of $1,070.04 per share. These shares were sold in multiple transactions at prices ranging from $1,070.00 to $1,070.28, inclusive.
On June 1, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 287 shares of Class B Common Stock on the open market for a price of $1,070.07 per share.
On June 1, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 1,592 shares of Class B Common Stock on the open market for a weighted average price of $1,075.11 per share. These shares were sold in multiple transactions at prices ranging from $1,075.00 to $1,075.93, inclusive.
On June 1, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 2,162 shares of Class B Common Stock on the open market for a weighted average price of $1,076.51 per share. These shares were sold in multiple transactions at prices ranging from $1,076.00 to $1,076.99, inclusive.
On June 1, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 3,183 shares of Class B Common Stock on the open market for a weighted average price of $1,077.26 per share. These shares were sold in multiple transactions at prices ranging from $1,077.00 to $1,077.84, inclusive.
On June 1, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 1,635 shares of Class B Common Stock on the open market for a weighted average price of $1,078.13 per share. These shares were sold in multiple transactions at prices ranging from $1,078.00 to $1,078.56, inclusive.
On June 1, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 328 shares of Class B Common Stock on the open market for a weighted average price of $1,079.85 per share. These shares were sold in multiple transactions at prices ranging from $1,079.50 to $1,080.00, inclusive.

CUSIP No. 939640 10 8	Page 7 of 9

On June 1, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 100 shares of Class B Common Stock on the open market for a price of $1,080.59 per share.
On June 2, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 2,813 shares of Class B Common Stock on the open market for a weighted average price of $1,067.03 per share. These shares were sold in multiple transactions at prices ranging from $1,067.00 to $1,067.24, inclusive.
On June 2, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 401 shares of Class B Common Stock on the open market for a weighted average price of $1,068.96 per share. These shares were sold in multiple transactions at prices ranging from $1,068.52 to $1,069.31, inclusive.
On June 2, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 86 shares of Class B Common Stock on the open market for a price of $1,070.23 per share.
On June 2, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 900 shares of Class B Common Stock on the open market for a weighted average price of $1,075.10 per share. These shares were sold in multiple transactions at prices ranging from $1,075.00 to $1,075.50, inclusive.
On June 3, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 102 shares of Class B Common Stock on the open market for a price of $1,070.00 per share.
On June 3, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 2,000 shares of Class B Common Stock on the open market for a weighted average price of $1,072.25 per share. These shares were sold in multiple transactions at prices ranging from $1,072.24 to $1,072.25, inclusive.
On June 4, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 2,578 shares of Class B Common Stock on the open market for a weighted average price of $1,070.07 per share. These shares were sold in multiple transactions at prices ranging from $1,070.00 to $1,070.70, inclusive.

CUSIP No. 939640 10 8	Page 8 of 9

On June 4, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 1,990 shares of Class B Common Stock on the open market for a weighted average price of $1,071.75 per share. These shares were sold in multiple transactions at prices ranging from $1,071.11 to $1,072.10, inclusive.
On June 4, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 430 shares of Class B Common Stock on the open market for a weighted average price of $1,072.30 per share. These shares were sold in multiple transactions at prices ranging from $1,072.11 to $1,072.59, inclusive.
On June 4, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 200 shares of Class B Common Stock on the open market for a weighted average price of $1,073.34 per share. These shares were sold in multiple transactions at prices ranging from $1,073.18 to $1,073.50, inclusive.
On June 5, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 907 shares of Class B Common Stock on the open market for a weighted average price of $1,070.27 per share. These shares were sold in multiple transactions at prices ranging from $1,070.00 to $1,070.50, inclusive.
On June 5, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 1,000 shares of Class B Common Stock on the open market for a weighted average price of $1,071.86 per share. These shares were sold in multiple transactions at prices ranging from $1,071.84 to $1,072.00, inclusive.
On June 8, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 4,159 shares of Class B Common Stock on the open market for a weighted average price of $1,070.26 per share. These shares were sold in multiple transactions at prices ranging from $1,070.00 to $1,070.96, inclusive.
On June 8, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 234 shares of Class B Common Stock on the open market for a weighted average price of $1,071.22 per share. These shares were sold in multiple transactions at prices ranging from $1,071.00 to $1,071.51, inclusive.

CUSIP No. 939640 10 8	Page 9 of 9

On June 8, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 100 shares of Class B Common Stock on the open market for a price of $1,072.07 per share.
On June 9, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 964 shares of Class B Common Stock on the open market for a weighted average price of $1,070.09 per share. These shares were sold in multiple transactions at prices ranging from $1,070.00 to $1,070.67, inclusive.
On June 10, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 11,130 shares of Class B Common Stock on the open market for a weighted average price of $1,070.12 per share. These shares were sold in multiple transactions at prices ranging from $1,070.00 to $1,071.00, inclusive.
On June 10, 2015, trusts for the benefit of Mr. Graham’s siblings and for the benefit of two persons, of which Mr. Graham shares voting and investment power as a trustee but is not a beneficiary, sold 6 shares of Class B Common Stock on the open market for a price of $1,072.25 per share.
The reporting person hereby undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the shares sold at each separate price listed in this Item 5.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
By:	/s/ Donald E. Graham
Name: Donald E. Graham